SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated July 29, 2003

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

                         39, Chemin du Champ-des-Filles,
                   1228 Plan-les-Ouates, Geneva, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):]

                                 Yes       No  X
                                     ---      ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

A press release dated July 29, 2003 announcing StMicroelectronics N.V.'s plan to offer senior zero coupon convertible bonds.


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                                     [LOGO]

                                  PRESS RELEASE
                              COMMUNIQUE DE PRESSE
                               COMUNICATO STAMPA
                               PRESSE INFORMATION


                                                                          C1336H

                STMicroelectronics N.V. announces plans to offer
                      senior zero coupon convertible bonds



Geneva, July 29, 2003 - STMicroelectronics N.V. (NYSE: STM) today announced that it intends to raise up to approximately US$1.2 billion through the issuance of Senior Zero Coupon Convertible Bonds due 2013 (the "Bonds") in the international capital markets.

ST currently intends to use the net proceeds of the Bond offering for the repayment of amounts due under its existing Zero Coupon Senior Convertible Bonds due 2010 (the "2010 Bonds"). The holders of the 2010 Bonds have the right to require ST to redeem the 2010 Bonds at their accreted value on January 17, 2005. If the holders of the 2010 Bonds exercised their rights in full ST would be obligated to pay $1,211 million (in cash). ST may also use the net proceeds to proceed with repurchases of its 2010 bonds in accordance with applicable laws, regulations and stock exchange requirements. In the interim, ST expects to invest the net proceeds in short-term, income-producing investments.

Summary terms of the Bonds

The Bonds will constitute direct, unsubordinated and unsecured obligations of ST, will carry a zero coupon and will be subject to a decretion in the amount due upon redemption or at maturity to produce a negative yield of minus 0.5% to minus 1.00% on a semi-annual bond equivalent basis.

ST will grant the managers an option to increase the issue size by up to 15% for a period of up to 30 days from settlement. Assuming full exercise of this option, proceeds from the offering will be approximately US$1.4 billion.

The holder of each Bond will be entitled to convert such Bond into common shares of ST until maturity in 2013. Based on the closing price of the common shares on the New York Stock Exchange on July 28, 2003 of US$22.07, the total amount of such shares will correspond to a maximum of 40.9 million underlying common shares of



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ST, including the increase option, subject to adjustment under the terms of the Bonds. The conversion price is expected to be fixed at a premium of approximately 55% above the prevailing market price of ordinary shares of ST when the issue is priced.

Unless previously converted or redeemed, the Bonds will mature in July 2013. ST may redeem the Bonds, in whole or in part, at their decreted value at any time from August, 2006, subject to ST's share price on the NYSE exceeding 130% of the then applicable conversion price (i.e. $1,000 divided by the then applicable conversion rate). Investors may require ST to redeem the Bonds at their decreted value in August, 2006, August, 2008 and August, 2010.

ST's indirect shareholders Areva and Finmeccanica have agreed to a lock-up of 30 days in connection with the Offering. The lock-up of Finmeccanica excludes Finmeccanica's concurrent offering outside the United States of up to approximately (euro)530 million (including an increase option) of bonds exchangeable for ST shares announced today.

Application has been made to list the Bonds on the Luxembourg Stock Exchange. ST intends to list the common shares underlying the Bonds on Euronext Paris.

Other information

This announcement does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to or for the benefit of U.S. persons, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act. No public offering of securities is being made in the United States.

This announcement does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in France. The Bonds may not and will not be offered or sold to the public in France except to qualified investors (investisseurs qualifies) and/or to a limited group of investors (cercle restreint d'investisseurs), in each case acting for their own account, all as defined in, and in accordance with, Articles L 441-1 and L 441-2 of the Code Monetaire et Financier and Decree no. 98-880 dated October 1, 1998.

This announcement does not constitute or form part of a public offer or solicitation of a public offer to purchase or subscribe for securities in Italy.

Any offer, sale or delivery of the Bonds in the territory of the Republic of Italy shall only be directed to professional investors ("Investitori Qualificati"), as defined by Article 31, paragraph 2, of CONSOB Regulation no. 11522 of July 1, 1998, as amended. In no circumstance, shall the Bonds be offered, sold or delivered to individuals located in Italy, even if they qualify as professional investors, according to the definition referred above.

The offer of the Bonds to professional investors other than individuals in Italy has been cleared by the Bank of Italy pursuant to Article 129 of the D.L. 385/1993. The offer shall be made in compliance with all other applicable Italian laws and regulations.

Unless a prospectus in accordance with section 3 (2) (b) of the Netherlands 1995 Act on the supervision of the securities trade shall be available, the Bonds are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

This communication is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience matters relating to investments or
(iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

The Bonds may not be offered or sold to the public in the Grand Duchy of Luxembourg, directly or indirectly, and neither this announcement, nor the private offering memorandum related to the Bonds nor any other circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available in, or from or published in, the Grand Duchy of Luxembourg, except in circumstances which do not constitute a public offer of securities and except for the purposes of the listing of the Bonds on the Luxembourg stock exchange.

Stabilisation - FSA/IPMA.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2002, the Company's net revenues were $6.32 billion and net earnings were $429.4 million. Further information on ST can be found at http://www.st.com.

For further information, please contact:



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

INVESTOR RELATIONS:
Stanley March                   Fabrizio Rossini                        Benoit de Leusse
Investor Relations Director     Investor Relations Senior Manager       Investor Relations Senior Manager
Tel: +1.212.821.89.39           Tel : +41.22.929.69.73                  Tel : +41.22.929.58.12
Fax : +1.212.821.89.23          Fax : +41.22.929.69.61                  Fax : +41.22.929.69.61
Email: stan.march@st.com        Email: fabrizio.rossini@st.com          Email:benoit.de leusse@st.com

Financial Dynamics
Jean-Benoit Roquette
Tel: 01.47.03.68.10
Jean-benoit.roquette@fd.com

MEDIA RELATIONS
Maria Grazia Prestini
Director, Corporate Press Relations
Tel: +41.2.29.29.69.45
Fax: +41.2.29.29.69.50
Email: mariagrazia.prestini@st.com

Michael Markowitz
Director, U.S. Media Relations
Tel: +1.212.821.8959
Fax: +1.212.821.8922
Email: mike.markowitz@st.com

Financial Dynamics
Lorie Lichtlen
Media Relations
Tel. +33.1.47.03.68.10
Lorie.lichtlen@fd.com

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2003                        STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer